---------------------------
                                                  |         OMB APPROVAL      |
                                                  |---------------------------|
                                                  | OMB Number: 3235-0058     |
                      UNITED STATES               | Expires: April 30, 2009   |
           SECURITIES AND EXCHANGE COMMISSION     | Estimated average burden  |
                 Washington, D.C. 20549           | hours per response...2.50 |
                                                   ---------------------------
                       FORM 12b-25
                                                   ---------------------------
               NOTIFICATION OF LATE FILING        |      SEC FILE NUMBER      |
                                                  |          0-22286          |
                                                  |---------------------------|
                                                  |       CUSIP NUMBER        |
                                                  |        M8737E108          |
                                                   ---------------------------


(Check one): [ ] Form 10-K   [X] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q Form
                      [ ] 10-D [ ] Form N-SAR [ ]Form N-CSR

         For Period Ended:          December 31, 2005
                          -----------------------------------------------------

         [ ]      Transition Report on Form 10-K
         [ ]      Transition Report on Form 20-F
         [ ]      Transition Report on Form 11-K
         [ ]      Transition Report on Form 10-Q
         [ ]      Transition Report on Form N-SAR

         For the Transition Period Ended:
                                         --------------------------------------

--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
            NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
            COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Taro Pharmaceutical Industries Ltd.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

Italy House, Euro Park
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Yakum 60972, Israel
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


      |  (a)  The reason described in reasonable detail in Part III of this form
      |       could not be eliminated without unreasonable effort or expense;
      |  (b)  The subject annual report, semi-annual report, transition report
      |       on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
 {X}  |       portion thereof, will be filed on or before the fifteenth calendar
      |       day following the prescribed due date; or the subject quarterly
      |       report or transition report on Form 10-Q or subject distribution
      |       report on Form 10-D, or portion thereof, will be filed on or
      |       before the fifth calendar day following the prescribed due date;
      |       and
      |  (c)  The accountant's statement or other exhibit required by Rule
      |       12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Taro Pharmaceutical Industries Ltd. (the "Company") was unable to timely file its annual report on Form 20-F for the fiscal year ended December 31, 2005 (the "2005 20-F") without unreasonable effort and expense due to the previously announced restatement of its financial statements for prior periods and related delays in the completion of the audit of its 2005 financial statements. On June 22, 2006, the Company announced that it intends to restate its financial statements for the 2003 and 2004 fiscal years to reflect larger accounts receivable reserves than previously reported. The Company had previously announced on April 20, 2006 that during its 2005 audit process its independent auditors were conducting additional work related to how the Company estimated its accounts receivable reserves. During this time, the Company received additional information, previously unavailable to the Company, from certain principal customers relating to the Company's products in the inventory of those customers, which information is now being used to revise the Company's estimates of its accounts receivable reserves for prior years. Due to the magnitude of these adjustments and based on consultation with its independent auditors, the Company concluded that a restatement of its financial results for 2003 and 2004 was appropriate.

         The Company estimates that as a result of the restatement, its 2003 opening balances for net accounts receivable will be reduced by approximately $45.0 - 48.0 million, its sales and pre-tax income for 2003 will each be reduced by approximately $37.0 - 40.0 million, and its sales and pre-tax income for 2004 will each be reduced by approximately $8.0 - 11.0 million. In addition, as a result of the adjustments to accounts receivable reserves, the Company will fully reserve for its deferred tax assets. Including this reserve for taxes, the Company estimates that its 2003 opening balance for retained earnings will be reduced by approximately $56.0 - 60.0 million, its net income for 2003 will be reduced by approximately $28.0 - 30.0 million, and its net income for 2004 will be reduced by approximately $28.0 - 30.0 million. All of these estimates are subject to change pending completion of the 2005 audit.

         As a result of the restatement, the Company requires additional time to complete the preparation and audit of its financial statements for the 2005 fiscal year, including the restatement of its 2003 and 2004 results.

         While the Company is continuing its efforts to complete the restatement and finalize the audit of its 2005 financial statements, and currently anticipates that it will be able to file the 2005 20-F by July 17, 2006, the extended due date for the 2005 20-F, there can be no assurance that the Company will be able to make such filing on a timely basis.

         The delay in filing 2005 audited financial statements will continue to result in the Company not being in compliance with certain reporting obligations in certain of its debt instruments, which the Company is discussing with its lenders. While no assurances can be given, based in part on such discussions with its lenders regarding the circumstances which gave rise to the delay and on the estimated financial impact of the anticipated adjustments, the Company believes it will be able to resolve any non-compliance issues with its lenders.

PART IV -- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

  Kevin Connelly                       914                  345-9001 ext. 6338
-----------------------         ----------------          ----------------------
     (Name)                        (Area Code)              (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).                                             [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X ]Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As announced on June 22, 2006, the Company expects to report sales in a range of approximately $295 million to $305 million for the year ended December 31, 2005 compared to sales of approximately $284.1 million for the year ended December 31, 2004, and net income in a range of approximately $14.0 million to $16.0 million for the year ended December 31, 2005 compared to net income of approximately $11.1 million for the year ended December 31, 2004. These estimates are subject to change pending completion of the audit of the Company's 2005 results.
________________________________________________________________________________


                       Taro Pharmaceutical Industries Ltd.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date   July 3, 2006                          By     /s/ Kevin Connelly
     -----------------                              ----------------------------
                                             Name:  Kevin Connelly
                                             Title: Senior Vice President, Chief
                                                    Financial Officer



                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)